[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 23, 2013

Mary A. Cole

Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Center Coast MLP & Infrastructure Fund
(File Nos. 333-188550 and 811-22843)

Dear Mses. Cole and Stout:

Thank you for your telephonic comments, received on September 19, 2013, regarding pre-effective amendment no. 3 to the registration statement on Form N-2 of Center Coast MLP & Infrastructure Fund (the “Fund”), filed on August 28, 2013 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.  As necessary, changes will be reflected in Pre-Effective Amendment No. 4 to the Registration Statement, which will be marked to show all changes made since the prior filing of the Registration Statement.

Comment 1	Please confirm supplementally whether there will be any firm commitments to purchase Common Shares of the Fund prior to the effectiveness of the Registration Statement.

Response 1

There will be no firm commitments to purchase Common Shares of the Fund prior to the effectiveness of the Registration Statement. The Fund will enter in to an underwriting agreement only after the Registration Statement is declared effective.

Comment 2

Disclosure in the Registration Statement, including the Notes to the Financial Statements, indicates that the Advisor will pay (i) all of the Fund’s organizational costs and (ii) offering costs of the Fund (other than sales load) that exceed $0.04 per common share. Please confirm supplementally whether such amounts paid by the Adviser may be recouped from the Fund in the future. If so, add appropriate disclosure to the Registration Statement

Response 2	Organizational and offering costs paid by the Advisor will not be subject to recoupment.

Comment 3

Please recalculate the Total Expenses for 1 Year, 3 Years, 5 Years and 10 Years set forth under “Summary of Fund Expenses—Example” and confirm that such expenses are consistent with the estimated total annual expenses, sales load and estimated offering costs set forth under “Summary of Fund Expenses.” Please revise if necessary.

Response 3

The Fund has recalculated the Total Expenses for 1 Year, 3 Years, 5 Years and 10 Years set forth under “Summary of Fund Expenses—Example” and has corrected certain computational errors therein. The Fund’s next pre-effective amendment filing will reflect revised expense example figures as follows:

1 Year: $71 3 Year: $121 5 Year $174 10 Year: $317

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman